

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Cynthia Glaser
Chief Financial Officer
Sustainable Environmental Technologies Corporation
2345 West Foothill Blvd., Suite 12
Upland, California 91786

> **Re:** **Sustainable Environmental Technologies Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 27, 2012**
> **File No. 0-25488**

Dear Ms. Glaser:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Kimberly Brooks